SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 June, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

29 June 2020

bp agrees to sell its petrochemicals business to INEOS

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$5 billion deal for bp's global aromatics, acetyls and related businesses
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Next strategic step in focusing portfolio as part of reinventing bp
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Further strengthens bp's finances, delivers $15 billion divestment target a year early bp today announced that it has agreed to sell its global petrochemicals business to INEOS for a total consideration of $5 billion, subject to customary adjustments. The agreed sale, the next strategic step in reinventing bp, will further strengthen bp's balance sheet and delivers its target for agreed divestments a year earlier than originally scheduled.

Under the terms of the agreement, INEOS will pay bp a deposit of $400 million and will pay a further $3.6 billion on completion. An additional $1 billion will be deferred and paid in three separate instalments of $100 million in March, April and May 2021 with the remaining $700 million payable by the end of June 2021. Subject to regulatory and other approvals, the transaction is expected to complete by the end of 2020.

bp's petrochemicals business is focused on two main businesses - aromatics and acetyls - each of which has leading technology and advantaged manufacturing plants, including a strong presence in growth markets in Asia. In total, the businesses have interests in 14 manufacturing plants in Asia, Europe and the US and in 2019 produced 9.7 million tonnes of petrochemicals.

Bernard Looney, bp chief executive officer said: "This is another significant step as we steadily work to reinvent bp. These businesses are leaders in their sectors, with world-class technologies, plants and people. In recent years they have improved performance to produce highly competitive returns and now have the potential for growth and expansion into the circular economy.

"I am very grateful to our petrochemicals team for what they have achieved over the years and their commitment to bp. I recognise this decision will come as a surprise and we will do our best to minimise uncertainty. I am confident however that the businesses will thrive as part of INEOS, a global leader in petrochemicals.

"Strategically, the overlap with the rest of bp is limited and it would take considerable capital for us to grow these businesses. As we work to build a more focused, more integrated bp, we have other opportunities that are more aligned with our future direction. Today's agreement is another deliberate step in building a bp that can compete and succeed through the energy transition."

INEOS is a leading global chemicals company with a network spanning over 180 sites in 26 countries, employing some 22,000 staff worldwide. Over the past two decades, INEOS has acquired a number of businesses from bp, most notably the 2005 $9 billion purchase of Innovene, the bp subsidiary that comprised the majority of bp's then chemicals assets and two refineries.

Brian Gilvary, bp's chief financial officer, said: "With today's announcement we have met our $15 billion target for agreed divestments a full year ahead of schedule, demonstrating the range and quality of options available to us."

Gilvary, who led the negotiation with the owners of INEOS, added: "bp has had a long relationship with INEOS and this agreement reflects the mutual respect and trust that exists between us. It is a strategic deal for both parties that recognises both the high quality of the businesses and that INEOS is in many ways a natural owner for them."

bp's aromatics business is a global leader in the production of purified terephthalic acid (PTA), a key feedstock for the manufacture of polyester plastics, and its precursor paraxylene (PX). The business's largest manufacturing plants are in China, the US and Belgium and it licenses its leading PTA production technology to producers around the world.

The acetyls business produces acetic acid and derivatives such as acetic anhydride, which have uses in a wide range of sectors. It has a diverse base with manufacturing plants in the US, the UK, China, Korea, Taiwan and Malaysia. The sale will also include related interests such as the chemical recycling technology bp Infinia and bp's interest in acetylated wood developer Tricoya.

In total, the businesses included in the transaction currently employ over 1,700 staff worldwide. These staff are expected to transfer to INEOS on completion of the sale.

This agreement means that bp has now agreed $15 billion of divestments and other disposals through 2019 and 2020 to date, an amount originally expected to be reached by mid-2021.

bp expects to report its second quarter 2020 results on 4 August and to hold a capital markets day to set out details of its new strategic direction in mid-September.

Notes:

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The sale agreement includes the whole of bp's aromatic and acetyls businesses, including assets, technology and licences, as well as related assets.
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Manufacturing plants, and their primary products, included in the sale:
Americas: Cooper River, South Carolina (PTA - bp 100%); Texas City, Texas (PX and metaxylene - bp 100%); Eastman bp Texas City Production Agreement (acetic acid); Atlas Methanol, Point Lisas, Trinidad & Tobago (methanol - bp 36.9%).
Europe: Hull, UK (acetic acid, acetic anhydride - bp 100%); Geel, Belgium (PTA, PX - bp 100%).
Asia: Zhuhai, China (PTA - bp 91.9%), Chongqing, China (acetic acid, acetate esters - bp 51%); Nanjing, China (acetic acid - bp 50%); Merak, Indonesia, (PTA - bp 100%); Kertih, Malaysia (acetic acid - bp 70%); Ulsan, South Korea (acetic acid and vinyl acetate monomer - bp ~50.9%); Taichung, Taiwan (PTA - bp 61.4%); Mai Liao, Taiwan (acetic acid - bp 50%).
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bp's petrochemicals assets at Gelsenkirchen and Mulheim in Germany are highly integrated with bp's Gelsenkirchen refinery and are not included in the sale.
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In connection with this transaction, INEOS has an option to acquire from bp the research complex located at Naperville, Illinois, for an additional consideration or to enter into a lease or other arrangement for the same.
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This transaction constitutes a Class 2 transaction for bp under the UK Listing Rules.
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The gross assets that are the subject of this transaction amounted to $3,496 million as at 31 December 2019. For the year ended 31 December 2019, a replacement cost profit before interest and tax of $396 million arose in relation to these assets (see page 57 of bp's Annual Report and Form 20-F 2019).
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Proceeds from the sale will be used by bp for general corporate purposes.

Further information:
bp press office London, bppress@bp.com, +44 7831 095541, +44 7554 114451

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial conditions, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, among other statements, expectations regarding the completion of the sale of bp's global petrochemicals business to Ineos and the amount and timing of receipt of sale proceeds; expectations regarding the transfer of staff; expectations regarding the completion of previously announced divestments and other disposals; expectations regarding the date on which bp's second-quarter 2020 results will be released; expectations and plans to hold a capital markets day in mid-September; and expectations regarding bp's use of the proceeds of sale. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.  Actual results may differ from those expressed in such statements, depending on a variety of factors including the extent and duration of the impact of the current market conditions including the significant drop in the oil price, overall global economic and business conditions impacting our business and demand for our products, as well as the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.
Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 June 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary